

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
Ms. Mary Flipse
Senior Vice President and General Counsel
Healthways, Inc.
701 Cool Springs Boulevard
Franklin, TN 37067

> **Re: Healthways, Inc.**
> **Definitive Additional Materials**
> **Filed May 13, 2014**
> **File No. 000-19364**

Dear Ms. Flipse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement on page 2 of the letter to stockholders that you "expect that each $100 million of incremental revenue booked for the next 4 to 5 years will yield 100 to 200 basis points of EBITDA margin expansion." We also note your disclosure of 3-5 year "objectives" for key statistics, including revenue and EBITDA. Please advise us of the bases for such statements and provide a reconciliation for non-GAAP financial measures. It is unclear what significant assumptions and qualifications management relies on for arriving at the disclosed financial information. It is also unclear what net income figures are expected and whether they are important to an understanding of the figures you provide. Please consider disclosing these bases, assumptions and other information for similar statements in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
       Scott W. Bell
       Bass Berry & Sims PLC